EXHIBIT h.(5)

FORM OF

EXPENSE LIMITATION AGREEMENT

This EXPENSE LIMITATION AGREEMENT (the “Agreement”) is made as of the             day of December, 2012 by and between VALIC Company I, a Maryland Corporation (“VC I”) on behalf of the Dynamic Allocation Fund (the “Fund”), and The Variable Annuity Life Insurance Company, a Texas corporation (the “Adviser”).

WHEREAS, the Adviser serves as the investment adviser to the Fund pursuant to an Investment Advisory Agreement (the “Advisory Agreement”); and

WHEREAS, VC I, on behalf of the Fund, and the Adviser desire to enter into an agreement whereby the Adviser agrees to waive its fees and/or reimburse expenses to the extent necessary to cap the annual fund operating expenses of the Portfolio at a certain level.

NOW THEREFORE, it is hereby agreed between the parties hereto as follows:

1.	The Adviser agrees to waive its fees and/or reimburse expenses to the extent necessary so that the “annual fund operating expenses,” as described in the registration statement form applicable to VC I for the Fund’s shares do not exceed 0.32% of the average daily net assets of the Fund. Annual fund operating expenses shall not include extraordinary expenses, as determined under generally accepted accounting principals, or “acquired fund fees and expenses.”

2.	This Agreement shall be effective as of the date first written above and shall continue in effect with respect to the Fund until September 30, 2014 (the “Expiration Date”) unless earlier terminated by the Board of Directors of VC I, including a majority of the independent directors. Independent directors are directors who are not deemed to be “interested persons” of VC I, as defined under Section 2(a)(19) of the Investment Company Act of 1940, as amended. This Agreement shall continue in effect for successive one-year periods from the Expiration Date only if the Adviser notifies the Fund prior to the Expiration Date that it agrees to extend the current expense cap applicable to the Portfolio for an additional one-year period. Upon the termination of the Advisory Agreement, this Agreement shall automatically terminate.

3.

The Adviser hereby retains the right to receive reimbursements of, and VC I, on behalf of the Fund, hereby agrees to reimburse reductions of the fees paid to the Adviser under the Advisory Agreement and the expenses paid by the Adviser or reimbursed by it in accordance with paragraph 1 above, for a period of two years after the occurrence of any waiver and/or reimbursement; provided, however, that such payment to the Adviser shall not be made if it would cause the annual fund operating expenses of the Fund’s shares to exceed 0.32%. Upon the termination of this Agreement, the Adviser will continue to be entitled to receive reimbursements of amounts already waived and/or reimbursed under Section 1, provided that such amounts are paid to the Adviser in accordance with the provisions of Section 1, and at the expense cap levels in effect at the time such waivers and/or reimbursements occurred.

4.	This Agreement shall be constructed in accordance with the laws of the State of New York without giving effect to principles of conflicts of law.

5.	This Agreement may be amended by mutual consent or the parties hereto in writing.

IN WITNESS WHEREOF, the parties hereto have caused this Expense Limitation Agreement to be executed by their duly authorized officers as of the day and year first above written.

VALIC COMPANY I, on behalf of the Dynamic Allocation Fund

By:
Name: Kurt W. Bernlohr
Title: President

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

By:
Name: Kurt W. Bernlohr
Title: Senior Vice President

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